Exhibit 23.3

INDEPENDENT AUDITORS’ CONSENT

We consent to use in this Registration Statement of Childtime Learning Centers, Inc. on Form S-1 of our report dated November 15, 2002 (December 16, 2002 as to the fourth paragraph of Note 1) (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the Company’s bankruptcy proceedings and continuity of the business operations of the Company and a change in accounting method for certain revenue in the year 2000) of Tutor Time Learning Systems, Inc. and subsidiaries for the year ended December 31, 2001, appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ DELOITTE & TOUCHE LLP

Miami, Florida
February 21, 2003